Fraud Protection Network, Inc.

 2500 E. Hallandale Beach Blvd., Suite 404

Hallandale Beach, FL 33009

855-203-0683

February 27, 2019

Larry Spirgel, Assistant Director

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Fraud Protection Network, Inc.
Rule 477 Application for Withdrawal Registration Statement on Form S-1 Filed January 17, 2018 File No. 333-222586

To whom it may concern:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), Fraud Protection Network, Inc., a Florida corporation (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-222586) initially filed with the Securities and Exchange Commission (the “SEC”) on January 17, 2018, as amended, together with all exhibits thereto (the “Registration Statement”), registering shares on behalf of Selling Shareholders of the Company and declared effective on May 8, 2018 with such application to be approved effective as of the date hereof or at the earliest practical date thereafter.

The Company is seeking withdrawal of the Registration Statement because of prevailing market conditions. No securities have been sold pursuant to the Registration Statement. The Company believes that the withdrawal of the Registration Statement would be consistent with the public interest and the protection of investors.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account to be offset against the filing fee for any future registration statement or registration statements.

Please feel free to contact Brenda Hamilton, Esq. of Hamilton & Associates Law Group, P.A., a Professional Association at (561) 416-8956 or bhamilton@securitieslawyer101.com if you have any questions regarding this request for withdrawal.

Sincerely,

/s/ Edward Margolin
Edward Margolin Chief Executive Officer